UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ENERGY RECOVERY, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-34112
(State or other jurisdiction of incorporation)	(Commission File Number)

1717 Doolittle Drive, San Leandro, California 94577
(Address of principal executive offices) (Zip Code)

Joshua Ballard
(510) 483-7370
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑    Rule 13p-1 under Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 — Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

As of the date of this filing, based on our supplier responses to our survey and our analysis of such responses as they apply to the calendar year ended December 31, 2023, we are unable to determine the source and chain of custody of the minerals contained within all of our products. Accordingly, we have continued to proceed with a reasonable country of origin inquiry and additional due diligence procedures for the purpose of determining the source and chain of custody of any such conflict minerals contained in our products. See Conflict Minerals Report, Exhibit 1.01.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report for the reporting period from January 1 to December 31, 2023, filed as Exhibit 1.01 to this report, are publicly available on our website at "https://ir.energyrecovery.com/websites/energyrecover/English/6300/corporate-governance.html” within the “Governance Documents” section under “Corporate Governance.”

Item 1.02    Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 — Exhibits

Item 3.01    Exhibits

Exhibit No.	Description of Document
1.01	Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Energy Recovery, Inc.

Date:	May 29, 2024	By:	/s/ Joshua Ballard
Joshua Ballard
Chief Financial Officer